
GRASIM
ADITYA BIRLA GROUP

82-3322

03 NOV -3 AM 7:21

By Air Mail

8th October 2003


03037098

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA
Fax :

SUPPL

Dear Sir,

Sub. Voluntary Delisting of Equity Shares
Ref. SEBI (Delisting of Securities) Guidelines, 2003

Please note that the Stock Exchange - Ahmedabad vide its letter dated 26th September, 2003 (copy enclosed) has informed the Company that it has delisted the shares of the Company from its Stock Exchange pursuant to the application made by the Company to it for Voluntary Delisting of its Shares.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Encl. as above

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel. : 91-22-2281 9520 • Fax : 91-22-2284 6299 • Email : grasim@bom7.vsnl.net.in
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)

Web Site : www.ase - india.com

KAMDHENU COMPLEX,
OPP. SAHJANAND COLLEGE,
PANJARAPOLE, AHMEDABAD-380015
Ph. : 630 7971 to 74
Fax : 079-630 8877
E-mail Id : ase@satyam.net.in

RL 341
06/10/03

GRASIM - CFD
RECE 8.10.03
MUMB

Ref.: ASE/2003/ 2481
September 26, 2003

REGISTERED

Grasim Industries Ltd.
91, Sakhar Bhavan,
230, Nariman Point,
Mumbai 400021

Sir,

K/A. Mr Ashok Malu, Secretary.

Sub: Delisting of securities

We refer to the delistment application of the company resting with the Exchange.

This is to advise that pursuant to the decision of the Delisting Panel meeting the securities of **Grasim Industries Ltd**. is removed from the list of the Exchange.

This is for your information.

Kindly acknowledge the receipt.

Yours faithfully,
For The Stock Exchange – Ahd



Authorised Signatory